FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 August 2013

CHANGE OF AUDITOR

The Board of HSBC Holdings plc ('HSBC' or 'the Group') announces its intention to appoint PricewaterhouseCoopers LLP ('PwC') as its auditor for the year ending 31 December 2015.

This follows a competitive tender process actively overseen by the HSBC Group Audit Committee, as referred to in HSBC's 2012 Annual Report & Accounts published on 4 March 2013, resulting in a recommendation which was endorsed by the Board of HSBC at a meeting earlier today.

KPMG Audit plc ('KPMG'), the Group's current auditor, will continue in the role and will undertake the audit of the Group's consolidated accounts for the year ending 31 December 2013, having been reappointed at the 2013 Annual General Meeting. Subject to shareholders' approval of their reappointment at the May 2014 Annual General Meeting, KPMG will also undertake the audit of the Group's consolidated accounts for the year to 31 December 2014 in order to facilitate a smooth transition. Following finalisation of the terms of their engagement, the appointment of PwC will be recommended to shareholders for approval at the 2015 Annual General Meeting.

Commenting on the change, John Coombe, Chairman of the Group Audit Committee, said: "KPMG has been the Group's auditor since 1991. On behalf of the Board, I would like to thank them for the professionalism and care they have demonstrated in their external audit role over many years.

"The tender process was both comprehensive and thorough, culminating in a recommendation by the Group Audit Committee to the Board for the appointment of PwC for the audit of the consolidated accounts from 2015. We look forward to a constructive and professional relationship with PwC in support of the Group Audit Committee's responsibility for oversight over the integrity of financial reporting."

There are no matters in connection with KPMG's prospective retirement as auditors which, in the view of the Board, need to be brought to the attention of shareholders.

In accordance with applicable legislative requirements in the United Kingdom and Hong Kong the Board will receive from KPMG, upon their retirement as auditors, notification of any circumstances which need to be brought to the attention of either the creditors or shareholders of the Company.

Media enquiries to:
Patrick Humphris	+44 (0) 20 7992 1631	patrick.humphris@hsbc.com

Notes to editors:

1.	The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J B Comey†, J D Coombe†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay and Sir Simon Robertson†.

† Independent non-executive Director

2.	HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 02 August 2013